UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           Paragon Trade Brands, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   69912K206
                                 (CUSIP Number)

                                 Mark H. Swartz
                        c/o Tyco International (US) Inc.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                (603) 778-9700
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                               December 17, 2001
                      (Date of Event Which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                        (Continued on following pages)
                              (Page 1 of 14 Pages)

--------------------------------------------------------------------------------
   CUSIP No. 69912K206                  13D                 Page 2 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      Tyco International Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Not applicable
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      AF (see Item 3)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Bermuda
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 0
      OWNED BY EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              8     SHARED VOTING POWER

                                    11,591,405
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    11,591,405
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,591,405
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES
                                                                  [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      96.6%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 69912K206                  13D                 Page 3 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS Tyco Healthcare Retail Group, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      ----------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      AF (see Item 3)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 0
      OWNED BY EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              8     SHARED VOTING POWER

                                    11,591,405
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    11,591,405
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,591,405
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES
                                                                 [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      96.6%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 69912K206                  13D                 Page 4 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      Tyco Healthcare Acquisition Corp.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      -----------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      AF (see Item 3)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 0
      OWNED BY EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              8     SHARED VOTING POWER

                                    11,591,405
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    11,591,405
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,591,405
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES
                                                             [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      96.6%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  Schedule 13D

Item 1.        Security and Issuer.

      This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Paragon Trade Brands, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 180 Technology Parkway, Norcross, Georgia 30092.

Item 2.   Identity and Background.

      (a) - (c) Tyco International Ltd., a Bermuda company ("Tyco"), is a diversified manufacturing and service company that, through its subsidiaries: designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards; designs, manufactures and distributes disposable medical supplies and other specialty products; designs, manufactures, installs and services fire detection and suppression systems, installs, monitors and maintains electronic security systems and designs, manufactures, distributes and services specialty valves; designs, engineers, manufactures, installs, operates and maintains undersea cable communications systems; and offers vendor, equipment, commercial, factoring, consumer and structured financing and leasing capabilities.

      Tyco's registered offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833.

      Tyco Healthcare Retail Group, Inc., a Delaware corporation ("Tyco Healthcare Retail"), is an indirect, wholly owned subsidiary of Tyco engaged in the manufacture, sale and distribution of diapers, incontinence products and other absorbent personal hygiene products. The address of the executive offices of Tyco Healthcare Retail is 15 Hampshire Street, Mansfield, MA 02048.

      Tyco Healthcare Acquisition Corp., a Delaware corporation ("Tyco Acquisition"), is a direct wholly-owned subsidiary of Tyco Healthcare
Retail. Tyco Acquisition is not engaged in any activity other than in connection with the acquisition of the Company. The address of the executive offices of Tyco Acquisition is One Tyco Park, Exeter, New Hampshire 03833.

      Tyco, Tyco Healthcare Retail and Tyco Acquisition are referred to collectively as the "Reporting Persons," and their agreement jointly to file this Statement is attached hereto as Exhibit 1.

      The name, business address and present principal occupation or employment of each of the executive officers and directors of Tyco, Tyco Healthcare Retail and Tyco Acquisition are set forth on Schedules I, II and III annexed hereto, respectively, which are incorporated herein by reference.

      (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on the Schedules hereto, has



                               Page 5 of 14 Pages
been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Except as indicated on the Schedules, each natural person identified is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

      Pursuant to the Merger Agreement (defined below), Tyco Acquisition will acquire 11,591,405 shares of Common Stock from certain stockholders of the Company for $43.50 per share in cash. Tyco Acquisition will finance the purchase with funds received from Tyco Healthcare Retail or one or more other subsidiaries of Tyco. The source of the funds will be the subsidiaries' working capital or Tyco's ordinary course financing programs, including the commercial paper program of one of its subsidiaries.

Item 4.   Purpose of Transaction.

      The purchase of the shares of Common Stock to which this Statement relates is part of the plan of the Reporting Persons to acquire the entire equity interest in the Company.

      Tyco Healthcare Retail and Tyco Acquisition have entered into a Stock Purchase Agreement and Plan of Merger, dated as of December 3, 2001 (the "Merger Agreement"), including a guarantee of Tyco, with the Company and the majority stockholders of the Company (the "Sellers"). The Merger Agreement is incorporated by reference in this Statement as Exhibit 2. Under the terms of the Merger Agreement, Tyco Acquisition has agreed to purchase from the Sellers, and the Sellers have agreed to sell to Tyco Acquisition, all of the shares of Common Stock owned by the Sellers for $43.50 per share in cash. Following the purchase and sale of the Sellers' Common Stock, Tyco Acquisition will be merged with and into the Company under the short-form merger procedures of the Delaware general corporation law. In the merger, the remaining stockholders of the Company will receive $43.50 per share of Common Stock in cash, and the surviving company in the merger will be a wholly-owned subsidiary of Tyco Healthcare Retail.

      On December 17, 2001, Tyco and the Company received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the transactions contemplated by the Merger Agreement. Consequently, as of that date, the Reporting Persons may be deemed to have the right to acquire the Sellers' shares of Common Stock within 60 days and to beneficially own those shares pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934.

Item 5.   Interest in Securities of the Issuer.

      (a) As set forth in Item 4, the Reporting Persons may be deemed to beneficially own, directly or indirectly, an aggregate of 11,591,405 shares of Common Stock, representing



                               Page 6 of 14 Pages
approximately 96.6% of the 11,996,964 shares of Common Stock outstanding. The Reporting Persons do not concede, however, that they have such beneficial ownership.

      (b) Based on the transactions contemplated by the Merger Agreement, the Reporting Persons may be deemed to share power to vote and to dispose of the shares of Common Stock reported in this Statement.

      (c) Except for the execution and delivery of the Merger Agreement, there are no other transactions that were effected during the last 60 days by the Reporting Persons with respect to shares of Common Stock.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Tyco Healthcare Retail, Tyco Acquisition, the Company and the Sellers have entered into the Merger Agreement, and Tyco has executed a guarantee of the obligations of Tyco Healthcare Retail and Tyco Acquisition under the Merger Agreement. See Item 4.

Item 7.  Material to be Filed as Exhibits.

1 Agreement of Joint Filing between Tyco, Tyco Healthcare Retail and Tyco Acquisition, dated December 27, 2001.

2 Stock Purchase Agreement and Plan of Merger, dated as of December 3, 2001, by and among Tyco Healthcare Retail, Tyco Acquisition, the Company and the Sellers, including a guarantee of Tyco (incorporated by reference from the Current Report on Form 8-K filed by the Company on December 7, 2001).



                               Page 7 of 14 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                  Date:  December 27, 2001

                              TYCO INTERNATIONAL LTD.


                              By:  /s/ Mark H. Swartz
                                   -------------------------------------
                                 Name:    Mark H. Swartz
                                 Title:   Executive Vice President and Chief
                                          Financial Officer


                              TYCO HEALTHCARE RETAIL GROUP, INC.


                              By:  /s/ Jeffrey D. Mattfolk
                                   -------------------------------------------
                                 Name:    Jeffrey D. Mattfolk
                                 Title:   Vice President


                              TYCO HEALTHCARE ACQUISITION CORP.


                              By:  /s/ Jeffrey D. Mattfolk
                                   -------------------------------------------
                                 Name:    Jeffrey D. Mattfolk
                                 Title:   Vice President


                               Page 8 of 14 Pages

                                   SCHEDULE I

         Executive Officers and Directors of Tyco International Ltd.

                                                           Present Principal
  Name and Position Held    Current Business Address   Occupation or Employment
  ----------------------    ------------------------   ------------------------

L. Dennis Kozlowski         Tyco International (US)   Chairman of the Board of
Chairman of the Board,      Inc.                      Directors, President and
President and Chief         One Tyco Park             Chief Executive Officer
Executive Officer           Exeter, NH 03833          of Tyco

Lord Michael A. Ashcroft    Carlisle Holdings Ltd.    Chairman of Carlisle
KCMG                        60 Market Square          Holdings Limited
(citizen of Great Britain   Belize City, Belize
and Belize)
Director

Joshua M. Berman            One Town Center Road      Vice President of Tyco
Director                    Boca Raton, FL  33486

Richard S. Bodman           VMS Group                 Managing General Partner
Director                    2 Wisconsin Circle        of VMS Group
                            Suite 610
                            Chevy Chase, MD 20815
John F. Fort, III           1323 North Boulevard      Chairman of the Board of
Director                    Houston, TX 77006         Insilco Corp.

Stephen W. Foss             Foss Manufacturing        Chairman and Chief
Director                    Company, Inc.             Executive Officer of Foss
                            380 Lafayette Road        Manufacturing Company,
                            Hampton, NH 03842         Inc.

Wendy E. Lane               Lane Holdings, Inc.       Chairman of Lane
Director                    348 Grove Street          Holdings, Inc.
                            Needham, MA 02492

James S. Pasman, Jr.        Tyco International (US)   Director of CSAM Income
Director                    Inc.                      Fund, Inc. and CSAM
                            One Tyco Park             Strategic Global Income
                            Exeter, NH 03833          Fund, Inc.; Trustee of
                                                      Deutsche Bank VIT Funds
                                                      and Director of
                                                      approximately 50 funds in
                                                      the Warburg Pincus Funds
                                                      Complex and the Credit
                                                      Suisse International
                                                      Funds Complex

                               Page 9 of 14 Pages

                                                               Present Principal
  Name and Position Held    Current Business Address   Occupation or Employment
  ----------------------    ------------------------   ------------------------

W. Peter Slusser            Slusser Associates, Inc.  President of Slusser
Director                    One Citicorp Center       Associates, Inc.
                               Suite 5100
                            153 East 53rd Street
                            New York, NY 10022

Mark H. Swartz              Tyco International (US)   Executive Vice President
Executive Vice President,   Inc.                      and Chief Financial
Chief Financial Officer     One Tyco Park             Officer of Tyco
and Director                Exeter, NH 03833

Frank E. Walsh, Jr.         Sandy Hill Foundation     Chairman of Sandy Hill
Director                    330 South Street          Foundation
                            Morristown, NJ 07962
Joseph F. Welch             The Bachman Company       President and Chief
Director                    50 North Fourth Street    Executive Officer of The
                            Reading, PA  19612        Bachman Company

Mark A. Belnick             Tyco International (US)   Executive Vice President
Executive Vice President    Inc.                      and Chief Corporate
and Chief Corporate Counsel One Tyco Park             Counsel of Tyco
                            Exeter, NH 03833

Jerry R. Boggess            Tyco International (US)   President of Tyco Fire
President of Tyco Fire      Inc.                      and Security Services
and Security Services       Three Tyco Park
                            Exeter, NH 03833

Albert R. Gamper, Jr.       1211 Avenue of the        President and Chief
President and Chief         Americas                  Executive Officer of Tyco
Executive Officer of Tyco   New York, NY  10036       Capital Corporation
Capital Corporation

Juergen W. Gromer           Postfach Carl Benz Str.   President of Tyco
President of Tyco           12-14                     Electronics
Electronics                 64625 Benshiem, Germany

Richard J. Meelia           Tyco International (US)   President of Tyco
President of Tyco           Inc.                      Healthcare Group
Healthcare Group            One Tyco Park
                            Exeter, NH 03833


                              Page 10 of 14 Pages

                                   SCHEDULE II

    Executive Officers and Directors of Tyco Healthcare Retail Group, Inc.


                                                           Present Principal
  Name and Position Held     Current Business Address  Occupation or Employment
  ----------------------     ------------------------  ------------------------
L. Dennis Kozlowski         Tyco International (US)    *
Director                    Inc.
                              One Tyco Park
                            Exeter, NH 03833

Mark A. Belnick             Tyco International (US)    *
Vice President              Inc.
and Director                One Tyco Park
                            Exeter, NH 03833

Mark H. Swartz              Tyco International (US)    *
Vice President              Inc.
and Director                One Tyco Park
                            Exeter, NH 03833

Richard J. Meelia           Tyco International (US)    *
President                   Inc.
                              One Tyco Park
                            Exeter, NH 03833

Charles J. Dockendorff      Tyco International (US)    Chief Financial Officer
Vice President              Inc.                       and Vice President of
                            15 Hampshire Street        Tyco Healthcare Group LP
                            Mansfield, MA  02048

Mark D. Foley               Tyco International (US)    Senior Vice President,
Vice President              Inc.                       Finance of Tyco
                            One Town Center Road       International (US) Inc.
                            Boca Raton, Florida
                               33486-1010

Irving Gutin                Tyco International (US)    Senior Vice President of
Vice President              Inc.                       Tyco International (US)
                            One Tyco Park              Inc.
                            Exeter, NH  03833

Jeffrey D. Mattfolk         Tyco International (US)    Senior Vice President,
Vice President              Inc.                       Mergers and Acquisitions
                            One Tyco Park              of Tyco International
                            Exeter, NH  03833          (US) Inc.
Michael Robinson            Tyco International (US)    Senior Vice President
Treasurer                   Inc.                       and Corporate Treasurer
                            One Tyco Park              of Tyco International
                            Exeter, NH  03833          (US) Inc.
-----------

* Please see the information in Schedule I



                              Page 11 of 14 Pages

Scott Stevenson             Tyco International (US)    Senior Vice President,
Vice President              Inc.                       Tax of Tyco
and Assistant Treasurer     One Town Center Road       International (US) Inc.
                            Boca Raton, Florida
                               33486-1010

John H. Masterson           Tyco International (US)    Vice President and
Vice President              Inc.                       General Counsel of Tyco
and Secretary               15 Hampshire Street        Healthcare Group LP
                            Mansfield, MA  02048

Heather L. Gerlach          Tyco International (US)    Legal Assistant of Tyco
Assistant Secretary         Inc.                       Healthcare Retail Group,
                            15 Hampshire Street        Inc.
                            Mansfield, MA  02048
M. Brian Moroze             Tyco International (US)    General Counsel to Tyco
Assistant Treasurer         Inc.                       International (US) Inc.
                            One Tyco Park
                            Exeter, NH  03833



                              Page 12 of 14 Pages

                                  SCHEDULE III

    Executive Officers and Directors of Tyco Healthcare Acquisition Corp.

                                                               Present Principal
  Name and Position Held     Current Business Address   Occupation or Employment
  ----------------------     ------------------------   ------------------------

L. Dennis Kozlowski         Tyco International (US)    *
President and               Inc.
Director                    One Tyco Park
                            Exeter, NH 03833

Mark A. Belnick             Tyco International (US)    *
Vice President              Inc.
and Director                One Tyco Park
                            Exeter, NH 03833

Mark H. Swartz              Tyco International (US)    *
Vice President              Inc.
and Director                One Tyco Park
                            Exeter, NH 03833

Charles J. Dockendorff      Tyco International (US)    **
Vice President              Inc.
                            15 Hampshire Street
                            Mansfield, MA 02048

Mark D. Foley               Tyco International (US)    **
Vice President              Inc.
                            One Town Center Road
                            Boca Raton, Florida
                            33486-1010

Jeffrey D. Mattfolk         Tyco International (US)    **
Vice President              Inc.
                            One Tyco Park
                            Exeter, NH 03833

Richard J. Meelia           Tyco International (US)    *
Vice President              Inc.
                            One Tyco Park
                            Exeter, NH 03833



                              Page 13 of 14 Pages

                                                               Present Principal
  Name and Position Held     Current Business Address   Occupation or Employment
  ----------------------     ------------------------   ------------------------

Michael Robinson            Tyco International (US)    **
Treasurer                   Inc.
                            One Tyco Park
                            Exeter, NH 03833

Scott Stevenson             Tyco International (US)    **
Vice President              Inc.
and Assistant Treasurer     One Town Center Road
                            Boca Raton, Florida
                            33486-1010

John H. Masterson           Tyco International (US)    **
Vice President              Inc.
and Secretary               15 Hampshire Street
                             Mansfield, MA 02048

Heather L. Gerlach          Tyco International (US)    **
Assistant Secretary         Inc.
                            15 Hampshire Street
                            Mansfield, MA 02048

-----------

* Please see the information in Schedule I
** Please see the information in Schedule II



                              Page 14 of 14 Pages

                                                                       EXHIBIT 1

                            Agreement of Joint Filing

            Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule13D and any future amendments thereto (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.



Date:  December 27, 2001


                                    TYCO INTERNATIONAL LTD.


                                    By:  /s/ Mark H. Swartz
                                         -------------------------------
                                       Name:    Mark H. Swartz
                                       Title:   Executive Vice President
                                                and Chief Financial Officer


                                    TYCO HEALTHCARE RETAIL GROUP, INC.


                                    By:  /s/ Jeffrey D. Mattfolk
                                         -------------------------------------
                                       Name:    Jeffrey D. Mattfolk
                                       Title:   Vice President


                                    TYCO HEALTHCARE ACQUISITION CORP.


                                    By:  /s/ Jeffrey D. Mattfolk
                                         -------------------------------------
                                       Name:    Jeffrey D. Mattfolk
                                       Title:   Vice President